Exhibit 99.1

Trip.com Group Limited Reports Unaudited Third Quarter of 2023 Financial Results

Shanghai, China, November 20, 2023 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the third quarter of 2023.

Key Highlights for the Third Quarter of 2023

•	Domestic and international businesses continued to show robust recovery in the third quarter of 2023

•	Domestic hotel bookings grew by over 90% year over year and increased by over 70% compared to the pre-COVID level for the same period in 2019.

•

Outbound hotel and air reservations recovered to around 80% of the pre-COVID level for the same period in 2019, compared to the industry-wide recovery rate of over 50% in terms of international air passenger volume for the same period.

•	Total bookings on the Company’s global OTA platform have increased by over 100% both year over year and compared to the pre-COVID level for the same period in 2019.

•	The Company delivered strong results in the third quarter of 2023

•	Total net revenue for the third quarter grew by 99% year over year.

•	Net income for the third quarter was RMB4.6 billion (US$637 million), which improved significantly from RMB245 million for the same period in 2022.

•	Adjusted EBITDA for the third quarter was RMB4.6 billion (US$634 million). Adjusted EBITDA margin was 34%, compared to 21% for the same period in 2022 and 33% for the previous quarter.

“Throughout the third quarter of 2023, both domestic and international travel experienced a remarkable rebound, thanks to the robust summer travel demands. This shows just how eager travelers are to explore the world,” said James Liang, Executive Chairman. “Looking ahead, we will continue our efforts in expanding our global presence and cultivating AI-related initiatives, laying the foundation for continued growth of our company.”

“We are pleased to build upon the momentum and deliver solid results in the third quarter,” said Jane Sun, Chief Executive Officer. “To leverage the strong demand for travel and our investment in technology and product, we are committed to enhancing our supply chain capabilities and strengthening brand awareness to solidify our market position.”

Third Quarter of 2023 Financial Results and Business Updates

With the coming of the summer peak season and the strong pent-up travel demand, the Company’s business continued to recover significantly, which led to an increasing volume of travel bookings.

For the third quarter of 2023, Trip.com Group reported net revenue of RMB13.7 billion (US$1.9 billion), representing a 99% increase from the same period in 2022 primarily due to substantial recovery of travel market. Net revenue for the third quarter of 2023 increased by 22% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the third quarter of 2023 was RMB5.6 billion (US$766 million), representing a 92% increase from the same period in 2022 primarily due to substantial recovery of travel market. Accommodation reservation revenue for the third quarter of 2023 increased by 30% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the third quarter of 2023 was RMB5.4 billion (US$736 million), representing a 105% increase from the same period in 2022 primarily due to substantial recovery of travel market. Transportation ticketing revenue for the third quarter of 2023 increased by 11% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the third quarter of 2023 was RMB1.3 billion (US$182 million), representing a 243% increase from the same period in 2022 primarily due to substantial recovery of travel market. Packaged-tour revenue for the third quarter of 2023 increased by 84% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the third quarter of 2023 was RMB591 million (US$81 million), representing a 60% increase from the same period in 2022 and a 1% increase from the previous quarter, primarily due to substantial recovery of travel market.

Cost of revenue for the third quarter of 2023 increased by 94% to RMB2.5 billion (US$338 million) from the same period in 2022 and increased by 23% from the previous quarter, which was in line with the increase in net revenue. Cost of revenue as a percentage of net revenue was 18% for the third quarter of 2023.

Product development expenses for the third quarter of 2023 increased by 44% to RMB3.6 billion (US$490 million) from the same period in 2022 and increased by 21% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses as a percentage of net revenue was 26% for the third quarter of 2023.

Sales and marketing expenses for the third quarter of 2023 increased by 93% to RMB2.8 billion (US$378 million) from the same period in 2022 and increased by 17% from the previous quarter, primarily due to an increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 20% for the third quarter of 2023.

General and administrative expenses for the third quarter of 2023 increased by 22% to RMB1.0 billion (US$141 million) from the same period in 2022 primarily due to an increase in general and administrative personnel related expenses and increased by 8% from the previous quarter. General and administrative expenses as a percentage of net revenue was 7% for the third quarter of 2023.

Income tax expense for the third quarter of 2023 was RMB448 million (US$61 million), compared to RMB277 million for the same period in 2022 and RMB562 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Net income for the third quarter of 2023 was RMB4.6 billion (US$637 million), compared to RMB245 million for the same period in 2022 and RMB648 million for the previous quarter. Adjusted EBITDA for the third quarter of 2023 was RMB4.6 billion (US$634 million), compared to RMB1.4 billion for the same period in 2022 and RMB3.7 billion for the previous quarter. Adjusted EBITDA margin was 34% for the third quarter of 2023, compared to 21% for the same period in 2022 and 33% for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the third quarter of 2023 was RMB4.6 billion (US$634 million), compared to RMB266 million for the same period in 2022 and RMB631 million for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the third quarter of 2023 was RMB4.9 billion (US$673 million), compared to RMB1.0 billion for the same period in 2022 and RMB3.4 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB6.84 (US$0.94) for the third quarter of 2023. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes, and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB7.26 (US$1.00) for the third quarter of 2023. Each ADS currently represents one ordinary share of the Company.

As of September 30, 2023, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB79.0 billion (US$10.8 billion).

Recent Development

From September 2023 to the date of this press release, the Company purchased 3.6 million ADSs in aggregate with a total gross consideration of US$120 million pursuant to its existing share repurchase plan.

The board of directors has recently approved a regular capital return policy to benefit the Company’s shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year of 2024. Under the policy, the board of directors reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures in any particular year, depending on the Company’s financial condition, results of operations, cash flow, capital requirements, and other relevant factors.

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM EST on November 20, 2023 (or 8:00 AM CST on November 21, 2023) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI570196cd01794d8298b96e3dd8d9fd65

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, the impact of COVID-19 to Trip.com Group’s business operations, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of the variable interest entities and the contractual arrangements among Trip.com Group, the variable interest entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes, and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2022 RMB (million)	September 30, 2023 RMB (million)	September 30, 2023 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	18,487	37,761	5,175
Short-term investments	25,545	24,076	3,300
Accounts receivable, net	5,486	12,845	1,761
Prepayments and other current assets	11,917	18,927	2,594
Total current assets	61,435	93,609	12,830
Property, equipment and software	5,204	5,168	708
Intangible assets and land use rights	12,825	12,689	1,739
Right-of-use asset	819	651	89
Investments (Includes held to maturity time deposit and financial products of RMB15,527 million and RMB17,141 million as of December 31, 2022 and September 30, 2023, respectively)	50,177	53,465	7,328
Goodwill	59,337	59,365	8,137
Other long-term assets	570	643	88
Deferred tax asset	1,324	1,922	263
Total assets	191,691	227,512	31,182
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	32,674	30,807	4,222
Accounts payable	7,569	18,173	2,491
Advances from customers	8,278	14,340	1,965
Other current liabilities	12,718	16,438	2,253
Total current liabilities	61,239	79,758	10,931
Deferred tax liability	3,487	3,635	498
Long-term debt	13,177	19,677	2,697
Long-term lease liability	534	468	64
Other long-term liabilities	235	362	50
Total liabilities	78,672	103,900	14,240
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	112,283	122,821	16,834
Non-controlling interests	736	791	108
Total shareholders’ equity	113,019	123,612	16,942
Total liabilities and shareholders’ equity	191,691	227,512	31,182

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Quarter ended September 30, 2022 RMB (million)	Quarter ended June 30, 2023 RMB (million)	Quarter ended September 30, 2023 RMB (million)	Quarter ended September 30, 2023 USD (million)
Revenue:
Accommodation reservation	2,904	4,285	5,589	766
Transportation ticketing	2,623	4,814	5,367	736
Packaged-tour	387	722	1,328	182
Corporate travel	370	584	591	81
Others	613	857	876	120
Total revenue	6,897	11,262	13,751	1,885
Less: Sales tax and surcharges	(5)	(15)	(11)	(2)
Net revenue	6,892	11,247	13,740	1,883
Cost of revenue	(1,271)	(2,007)	(2,467)	(338)
Gross profit	5,621	9,240	11,273	1,545
Operating expenses:
Product development *	(2,491)	(2,953)	(3,577)	(490)
Sales and marketing *	(1,433)	(2,355)	(2,759)	(378)
General and administrative *	(843)	(955)	(1,028)	(141)
Total operating expenses	(4,767)	(6,263)	(7,364)	(1,009)
Income from operations	854	2,977	3,909	536
Interest income	453	513	543	74
Interest expense	(395)	(555)	(529)	(72)
Other (expense)/income	(492)	(1,961)	545	75
Income before income tax expense and equity in income of affiliates	420	974	4,468	613
Income tax expense	(277)	(562)	(448)	(61)
Equity in income of affiliates	102	236	618	85
Net income	245	648	4,638	637
Net loss/(income) attributable to non-controlling interests	21	(17)	(23)	(3)
Net income attributable to Trip.com Group Limited	266	631	4,615	634
Earnings per ordinary share
- Basic	0.41	0.97	7.05	0.97
- Diluted	0.41	0.94	6.84	0.94
Earnings per ADS
- Basic	0.41	0.97	7.05	0.97
- Diluted	0.41	0.94	6.84	0.94
Weighted average ordinary shares outstanding
- Basic	647,909,665	653,392,956	654,146,029	654,146,029
- Diluted	653,485,857	671,942,381	674,134,652	674,134,652

* Share-based compensation included in Operating expenses above is as follows:

Product development	167	234	242	33
Sales and marketing	32	44	44	6
General and administrative	152	219	223	31

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter ended September 30, 2022 RMB (million)	Quarter ended June 30, 2023 RMB (million)	Quarter ended September 30, 2023 RMB (million)	Quarter ended September 30, 2023 USD (million)
Net income	245	648	4,638	637
Less: Interest income	(453)	(513)	(543)	(74)
Add: Interest expense	395	555	529	72
Add: Other expense/(income)	492	1,961	(545)	(75)
Add: Income tax expense	277	562	448	61
Add: Equity in income of affiliates	(102)	(236)	(618)	(85)
Income from operations	854	2,977	3,909	536
Add: Share-based compensation	351	497	509	70
Add: Depreciation and amortization	214	204	204	28
Adjusted EBITDA	1,419	3,678	4,622	634
Adjusted EBITDA margin	21%	33%	34%	34%
Net income attributable to Trip.com Group Limited	266	631	4,615	634
Add: Share-based compensation	351	497	509	70
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	490	2,351	(185)	(25)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(72)	(45)	(42)	(6)
Non-GAAP net income attributable to Trip.com Group Limited	1,035	3,434	4,897	673
Weighted average ordinary shares outstanding-Diluted-non GAAP	653,485,857	672,031,445	674,134,652	674,134,652
Non-GAAP Diluted income per share	1.58	5.11	7.26	1.00
Non-GAAP Diluted income per ADS	1.58	5.11	7.26	1.00

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.2960 on September 29, 2023 published by the Federal Reserve Board.